Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 27, 2009, the Chicago Board Options Exchange, Incorporated issued its 2008 Annual Report.

Vital Necessity Chicago Board Options Exchange 2008 Annual Report

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education.

CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world's barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM).

CBOE's Hybrid Trading System incorporates electronic and open outcry trading, enabling customers to choose their trading method. CBOE's Hybrid is powered by CBOE*direct*, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago.

CBOE is home to the world-renowned Options Institute and cboe.com, named "Best of the Web" for options information and education. CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation (OCC).

Table of Contents

Letter from the Office of the Chairman	5	Consolidated Financial Statements and Notes	20
Company Highlights	7	2008 Board of Directors	34
Financial Summary	19	Executive Officers and Staff Officials	40

1 CBOE 2008 (in millions) 2008 2007 Change Income Statement Revenues $ 423.8 $ 352.3 20% Operating income $ 193.4 $ 140.0 38% Operating margin 45.6% 39.7% 5.9 pts Net income $ 115.3 $ 83.2 39% Balance Sheet Cash and cash equivalents $ 281.4 $ 181.4 55% Total assets $ 496.1 $ 341.7 45% Total liabilities $ 114.5 $ 75.3 52% Members’ equity $ 381.7 $ 266.4 43% Operating Statistics Average daily volume 4.7 3.8 25% Contracts traded 1,193.4 944.5 26% Average rate per contract $ 0.287 $ 0.287 — Selected Financial Highlights

2 CBOE 2008 The CBOE Volatility Index (VIX), a global benchmark for gauging market volatility, stands as one of the most significant innovations in Exchange history. S&P 500 Index (SPX) options, CBOE’s most actively traded product, led the record volume performance at the Exchange in 2008 as an all-time high of 179 million SPX options contracts traded. Customers have come to trust CBOE’s Designated Primary Market Makers (DPMs) to provide liquidity in the form of competitive two-sided markets.

3 CBOE 2008 As the leading U.S. options marketplace, CBOE is dedicated to the mission of advancing the industry through investor education and advocacy efforts. CBOE’s unique Hybrid trading environment provides customers the choice of electronic or open outcry order execution. Confronted with a challenging business climate, the Exchange’s strategic goals chart a clear vision for the future.

CBOE Volume Highlights

Total Volume
In Millions


361
468
675
944
1,193
2004
2005
2006
2007
2008
Equity
Index
ETF

Average Daily Volume
In Millions


1.4
1.9
2.7
3.8
4.7
2004
2005
2006
2007
2008
Equity
Index
ETF

Total Equity Options Volume
In Millions


224
276
391
501
604
2004
2005
2006
2007
2008

Total Index Options Volume
In Millions


86
115
158
230
259
2004
2005
2006
2007
2008

Total ETF Options Volume
In Millions


51
77
126
213
330
2004
2005
2006
2007
2008

4 CBOE 2008

5 CBOE 2008 The year 2008 was an extraordinary time in the financial markets. The worldwide financial crisis exposed dangerous cracks in the nation’s regulatory apparatus and uncovered incomprehensible levels of financial wrongdoing, but also highlighted the benefits of regulated exchanges. Faced with formidable challenges, CBOE, along with the exchange industry, performed extremely well, fulfilling its role as a transparent, liquid marketplace and disseminating prices—without interruption— for the essential functions of capital formation and risk management. Despite the economic turbulence, CBOE experienced record volume and financial results in 2008. This record pace was established before the onset of the turmoil that gripped the markets by year’s end. Throughout the year, CBOE solidified its leadership position within the industry through new product innovation, concerted systems development, and investor education and advocacy efforts. CBOE also made significant progress on a strategic priority—working toward the completion of its demutualization, whereby the Exchange plans to convert from a non-stock corporation owned by its members to a holding company organized as a stock corporation owned by its stockholders. One of the significant issues pertaining to CBOE’s proposed demutualization has been the resolution of the exercise right allegedly held by Chicago Board of Trade members. After lengthy negotiations and litigation in Delaware, a settlement agreement was reached that allows certain persons who claimed to be Board of Trade members a level of participation in CBOE’s proposed demutualization. At press time, CBOE was awaiting a ruling from the Delaware Court on whether it will approve the settlement. For CBOE’s demutualization to occur, it also must be approved by the CBOE membership. If the demutualization occurs, the Exchange will have many different options to consider post-demutualization. Regardless of which path CBOE chooses to follow, the Exchange is well positioned for the future. Three years ago, CBOE shifted its organizational philosophy to a for-profit model, emphasizing building the value of its business. With 12 consecutive quarters of double-digit growth in revenues and earnings increases, CBOE has a proven track record of delivering positive financial results. The end of 2008 brought cataclysmic changes to the financial industry, and CBOE, like all exchanges, expects an extremely challenging environment into 2009 and beyond. The fact that exchanges “worked” amidst the crisis does not insulate CBOE from the current downturn in the market. Yet the recent initiatives instituted by the Exchange have it positioned to meet the demands of this evolving landscape. CBOE’s leadership role in innovation, education and advocacy makes the Exchange well suited to serve all types of investors, while the Exchange’s Board, management, members and staff remain dedicated to serving our customers. Going forward, the Exchange is committed to building value by leveraging the economies of scale inherent in its business model, prudently managing expenses, and strategically investing in growth opportunities. The new market environment is full of uncertainty, but CBOE’s business model is sound, its products unique, and its systems strong and flexible. Indeed, for all it has contributed to the industry and for what it represents to investors, CBOE stands as a vital necessity in the options marketplace and the securities industry. April 7, 2009 Letter from the Office of the Chairman William J. Brodsky Chairman and Chief Executive Officer Edward T. Tilly Executive Vice Chairman Bradley G. Griffith Vice Chairman Edward J. Joyce President and Chief Operating Officer

6 CBOE 2008 Of the top 20 trading days in CBOE history, 18 occurred during 2008, including September 18, the busiest day ever, when nearly 10 million contracts changed hands.

Performance

By any performance measure, 2008 was a successful year at CBOE. Trading volume rose to all-time highs, market share registered year-over-year gains in spite of fierce competition, and the Exchange reported record financial results again. Trading activity at the CBOE Stock Exchange and CBOE Futures Exchange also demonstrated steady growth.

One Billion Contracts Traded. CBOE experienced a fifth consecutive year of record trading in 2008, as volume surpassed the one-billion-contract benchmark for the first time ever. The 1.2 billion contracts in 2008 was an increase of 26 percent over 944.5 million contracts traded in 2007. Average daily volume was a new all-time high of 4.7 million contracts, besting the 3.8 million contracts per day in 2007 by 25 percent. Each of CBOE's product lines established new records in 2008: equity options rose 21 percent from the previous year to 604.0 million contracts; exchange traded fund (ETF) options increased 55 percent to 329.8 million contracts; and index options gained 13 percent to 259.3 million contracts.

Positive Financial Results. The year 2008 marked the fourth consecutive year of record financial results at CBOE. Since initiating its for-profit approach in January 2006, the Exchange has experienced 12 consecutive quarters of double-digit growth in revenues and earnings increases. For 2008, CBOE reported net income of $115.3 million on total revenues of $423.8 million, increases of 39 percent and 20 percent, respectively, compared with the previous year's net income of $83.2 million and total revenues of $352.3 million. By leveraging the economies of scale inherent in its business model, CBOE expanded its operating margin to 45.6 percent in 2008, up from 39.7 percent in 2007.

Record Seat Prices. CBOE seat prices traded at or near record levels for much of 2008, but fell by year's end as the broader market declined. The price of a CBOE seat climbed to all-time highs on June 17 and 18 with record sales of $3.2 million and $3.3 million, each eclipsing the previous record of $3.150 million on December 11, 2007. A total of 111 CBOE seats changed hands during 2008; $3.125 million was the first sale of the year, and $1.750 million was the last sale of the year.

Market Share Leader. In a crowded field of competitors, CBOE remained the leading U.S. options exchange, garnering a 33.3-percent market share of the industry's nearly 3.6 billion contracts, a fractional increase over 33.0 percent in 2007. Equity options rose to 27.4 percent, up from 25.7 percent, and index options increased to 88.8 percent, up from 86.0 percent. ETF options market share dipped to 30.3 percent, down from 33.0 percent in 2007.

2008 Market Share
Total Industry Volume (3.6 Billion Contracts)


CBOE 33%
ISE 28%
PHLX 15%
NYSE 12%
AMEX 6%
BOX 5%
NSDQ 1%

Growing Stock and Futures Businesses. The CBOE Stock Exchange (CBSX), which was launched in March 2007, enjoyed a banner year in 2008 that included increases in trading volume, number of trades executed, product listings and total number of market participants. Trading volume for its first full year of operation totaled 3.6 billion shares and an average daily volume of 14.4 million shares. Nearly 4.7 million trades were executed at CBSX during 2008. By the end of 2008, there were 141 members and firms trading on a daily basis at CBSX. The CBOE Futures Exchange (CFE) recorded its busiest year ever and fourth consecutive year of volume growth in 2008 as 1.2 million contracts were traded, up two percent over 1.1 million contracts in 2007. Average daily volume for the year was 4,589 contracts, slightly ahead of the previous year.

7 CBOE 2008

Choice

CBOE is the marketplace for choice. From the way orders are handled and executed, to the types and numbers of products listed, the Exchange offers flexibility for participants. CBOE's Hybrid Trading Platform offers unparalleled trading choice, and its adaptable architecture has enabled CBOE to provide a multi-asset trading platform, with plans underway to create a new all-electronic options marketplace.

CBOE Total Options Volume 2008
By Product (1.2 Billion Contracts)


Equity 50%
ETF 28%
Index 22%

Electronic and Open Outcry Trading. CBOE's Hybrid Trading System is a dynamic trading environment that marries the benefits of screen-based trading with open outcry trading, allowing customers to choose their preferred method. At the end of 2008, 92 percent of all CBOE orders were executed electronically; however, the eight percent of orders handled via open outcry represented 39 percent of the Exchange's total contract volume, illustrating that customers continue to value both methods.

Multiple Asset Classes. The scalable nature of CBOE*direct*, the Exchange's screen-based trading system, allows CBOE to offer trading in a variety of asset classes—options, stocks, futures and single stock futures—through a single trading platform. In addition to CBOE's Hybrid Trading Platform, CBOE*direct* serves as the trade engine that powers three other exchanges: the CBOE Futures Exchange (CFE), the CBOE Stock Exchange (CBSX) and OneChicago. By owning a multi-asset trading platform, CBOE can meet customer demand for flexibility, value and convenience.

Combining Stock and Options Orders. In 2008, CBOE and CBSX were the first marketplaces to begin offering fully automated, simultaneous executions for combined options and stock trades on the same electronic platform. Added benefits for investors include faster executions, the opportunity for price improvement and seamless clearing.

Alternate Market Model. In October, CBOE unveiled plans for "C2," a new all-electronic options marketplace that will have the capability to support the trading of all CBOE products. C2, with its primary data center located in the New York metropolitan area, will operate under a separate exchange license and access structure. C2 will also have its own rules, connectivity, systems architecture and fee schedule. C2 is being designed in response to new competing market models, with an eye toward expanding CBOE's customer reach.

Thousands of Options. CBOE offers investors a broad selection of product offerings. At the end of 2008, the Exchange listed options on more than 2,330 equities, 19 broad- and sector-based indexes—including the S&P 500 Index (SPX), S&P 100 Index (OEX), Dow Jones Industrial Average (DJX) and CBOE Volatility Index (VIX), which are traded exclusively at CBOE—165 ETFs, and four interest rate products. The CBOE Stock Exchange listed a total of 6,288 stocks and ETFs by the end of 2008, including every stock available for trading as an equity option at CBOE. At the CBOE Futures Exchange, seven contracts were offered in 2008, including CFE's flagship product—futures on VIX. In March 2009, CFE began listing mini-VIX futures, a contract one-tenth the size of the standard VIX contract.

8 CBOE 2008

9 CBOE 2008 A Hybrid trading environment, along with a diverse selection of products and services, gives customers optionality when trading.

10 CBOE 2008 For 35 years, CBOE has created more unique, successful products within the world of options than any other exchange.

11 CBOE 2008 Innovation Tools for Volatility. Since creating the CBOE Volatility Index (VIX) 15 years ago, CBOE has been the leading authority in defining and measuring the volatility space. The Exchange’s groundbreaking work in this emerging asset class continued in 2008 with the introduction of three new volatility benchmarks—the CBOE Crude Oil Volatility Index (OVX), the CBOE Gold Volatility Index (GVZ) and the CBOE EuroCurrency Volatility Index (EVZ). These benchmarks extended the Exchange’s volatility franchise into new asset classes, including ETFs that directly hold commodities. In total, CBOE now disseminates information on 12 volatility benchmarks and strategies, and offers three different volatility options and six different volatility futures for trading. Mining Gold. In June, CBOE launched options on the SPDR Gold Trust (GLD), an exchange traded fund that seeks to reflect the performance of the price of gold bullion. The ability to trade gold ETF options in a regular equity account has opened the door for new investors to participate in this active market. Nearly four million GLD options were traded at CBOE during the first seven months the product was listed. To build on this momentum, the Exchange listed options on two precious metals ETFs in December—the iShares COMEX Gold Trust (IAU) and the iShares Silver Trust (SLV). Simplifying Market Views. CBOE introduced binary options on the S&P 500 Index (SPX) and CBOE Volatility Index (VIX) in July. Binary, or “yes or no” options, have just two possible outcomes and provide investors with a straightforward way to act on their views of two of the most widely followed indexes in the world. New Trading Mechanisms. In May, CBOE signed an exclusive licensing agreement with 3D Markets Inc., a block options crossing network, allowing institutionally oriented “benchmark-priced trades.” Through the agreement, CBOE will be the only options exchange to provide GWAP (Gamma Weighted Average Price) auctions and pricing methodologies, enabling customers to match large buy and sell options orders during a special end-of-day matching session. The implementation of this unique new trading program is pending additional systems development and approval from the Securities and Exchange Commission (SEC). Raising the Technology Bar. CBOE implemented a series of technological enhancements to its systems during 2008. In July, CBOE began the rollout of a new process that allows for faster openings, while simultaneously seeking out the best prices available. Trading in options on the S&P 100 Index (OEX) moved onto CBOE’s Hybrid Platform in December, enabling multiple, competing quotes and high-speed electronic executions. The Exchange also introduced a new Order Handling Service (OHS) in 2008, which enables faster and more efficient order handling by incorporating both trading and order handling on the same platform. Innovation has been a hallmark of CBOE since its inception. CBOE leads in this arena by undertaking the extensive research needed to engineer a diverse range of products and services. The Exchange’s focus on innovation goes beyond tradable products; it encompasses a vast array of risk management tools that are valuable when making sound investment decisions and cutting-edge technologies that improve trading efficiency. The list of industry “firsts” not only distinguishes CBOE from its peers, but defines the Exchange and what it represents.

12 CBOE 2008 Dedication Leading Industry Advocate. CBOE seeks a fair and responsible marketplace for options investors, and on their behalf, actively engages with multiple government bodies—the U.S. Congress, the SEC, the Commodity Futures Trading Commission (CFTC) and the President’s Working Group, which includes the Federal Reserve and Treasury Department. Presently, CBOE is participating in the national dialogue for regulatory reform. The policies that emerge from these critical discussions will lay a new foundation for the regulatory future of the industry. Informed Opinion. During 2008, CBOE remained at the forefront of the ongoing discussions about portfolio margining rules, the options industry penny pricing pilot program, the $1 strike proposal, the options symbology initiative and other industry issues. During the financial crisis, the SEC instituted an emergency short-selling ban, which CBOE viewed as harmful to customers. CBOE and the other options exchanges successfully negotiated an exemption to the ban for all options market makers, who were severely hampered by the rule. The exemption went into effect days later, restoring much-needed liquidity to the stock markets. Foremost Educational Authority. The Options Institute, the educational arm of CBOE, has taught around the world since 1985. Institute instructors conduct hundreds of classes annually for retail and institutional investors, brokers, financial advisors and regulatory personnel. CBOE.com, an award-winning website, promotes interactive learning through webcasts, virtual trading tools and online courses. In 2008, over 35,000 free online courses were completed, a 1,000-percent increase over 2007. The Risk Management Conference (RMC), hosted annually by CBOE for the past 25 years, is a premier industry event attracting financial managers, end-users and academicians interested in the latest trends in the field of risk management. Global Perspective. In December, CBOE Chairman and CEO William Brodsky became the first head of a derivatives exchange elected to serve as Chairman of the World Federation of Exchanges (WFE). Under his stewardship, the WFE and the more than 50 global exchanges it collectively represents, plan an active role in helping shape global financial policy. Further expanding the Exchange’s international reach, in June, CBOE and the Korea Exchange (KRX) signed a Memorandum of Understanding (MOU) for sharing information and exploring joint business opportunities. This was the eighth MOU that CBOE has signed with an Asian exchange since 2005. Excellence Rewarded. In April, Futures and Options World (FOW) magazine named CBOE its “U.S. Options Exchange of the Year” for its contributions to global derivatives. For the second year in a row, CBOE was honored as the “Most Proactive Exchange for ETF Derivatives—The Americas” at the annual Global ETF Awards Dinner. In December, Joe Levin, CBOE Vice President of Research and Product Development, received the “William F. Sharpe Indexing Lifetime Achievement Award” for his work in leading the creation of revolutionary products that have defined the market for listed options. The award, given at the Super Bowl of Indexing Conference, was the fifth award in the last five years CBOE has received at this prestigious event. CBOE is dedicated to helping shape and grow the options marketplace. As the industry’s leading advocate in Washington, D.C., CBOE represents the interests of customers on a broad spectrum of issues. As its foremost educational authority, the Exchange is devoted to promoting the responsible use of options through a variety of forums. The Options Institute Attendance for Educational Events 19,180 35,718 3,140 25,571 14,241 16,883 2008 2007 Classroom Live Webcasts Online Courses

13 CBOE 2008 On May 29, 2008, three months before accepting the Democratic nomination for Vice President, U.S. Senator Joe Biden (D-DE) visited CBOE.

14 CBOE 2008 CBOE’s Help Desk, the nerve center for the Exchange’s daily trading operations, handles more than 72,000 inquires a year.

15 CBOE 2008 Trust The Value of Exchange Marketplaces. The turmoil in the financial markets last year shined a spotlight on the value that exchange marketplaces bring to the financial system. Exchanges such as CBOE offer investors an extensive array of safeguards to ensure orderly and dependable trading operations. In addition to being a Self-Regulatory Organization (SRO), CBOE is regulated by the SEC. The AAA-rated Options Clearing Corporation (OCC), the central clearing entity for CBOE and the entire options industry, is the guarantor of every options trade in the U.S. CBOE’s trading environment offers deep and liquid markets, price and quote transparency and a competitive auction process. In addition, the exchange model provides investors a daily “mark-to- market” mechanism, which helps confirm that margin requirements are being met satisfactorily. Liquid Markets. CBOE is home to one of the largest trading communities in the options industry. At year end, CBOE had a total of 1,149 memberships and trading permits, which included 930 seat holders, 170 temporary memberships and 49 interim trading permits, utilized by 374 member organizations. Meeting Customer Demand. Despite the proliferation of electronic trading, there is still interest in open outcry trading. In fact, several construction projects were completed in 2008 to meet the demand for growing floor operations. The Exchange finished an expansion of the S&P 500 Index (SPX) options trading pit, increasing the number of traders and brokers stationed in the crowd of CBOE’s most actively traded product. In other areas of the trading floor, new “floor offices” were built for member firms consolidating their office and floor operations into one central location—the Exchange’s floor. Relationships Matter. The Exchange is invested in exceeding customers’ expectations, striving to anticipate their needs and responding to them quickly and effectively. CBOE’s floor population—a mix of market makers, brokers and Exchange staff—is readily available to assist firms with their orders. CBOE’s trading operations Help Desk continually receives high marks from member firms and market participants by providing on-the-spot assistance throughout the trading day. Likewise, Exchange staff—from business development to research and systems—works closely and continuously with customers and colleagues throughout the industry. Experienced Management. CBOE’s management team possesses a breadth of experience that is unrivaled in the industry. CBOE officials serve on key organizations that help set standards for the financial industry. In addition, the Exchange’s Board of Directors is comprised of distinguished business executives representing both public and industry sectors. A public director serves as the Lead Director of the Board. In today’s business environment, trust is a commodity in tremendous demand. Market participants have confidence in CBOE as an exchange where business can be conducted openly, fairly and efficiently. The safeguards provided by a regulated exchange market, the quality and depth of its markets, and unparalleled customer service make CBOE a highly trusted marketplace.

16 CBOE 2008 In a rapidly changing business environment, CBOE remains focused on leveraging its competitive strengths to build a more valuable marketplace.

17 CBOE 2008 Vision A Collective Focus. CBOE has operated with a for-profit business model since 2006, focused on maximizing organizational efficiencies. In shifting from a non-profit to a for-profit model, CBOE also embraced a new business philosophy. Today, the interests of the entire organization—management, members and staff—are aligned behind a single, common goal: to work in unison toward enhancing the value of CBOE. The results have been dramatic, and this single-minded focus will be instrumental as the Exchange navigates the new business environment going forward. Targeting Product Opportunities. For more than three decades, new product development has been CBOE’s forte, and in the years to come, it will remain a core component of the Exchange’s business strategy. The Exchange’s research and product development team is exploring new products in the credit and volatility arenas for 2009, markets that present potential growth opportunities. Additionally, CBOE has recently eliminated FLEX blackout dates and is preparing, subject to regulatory approval, to allow for pre-facilitation hedging. Both of these initiatives aim to replicate, in an exchange environment, certain aspects of over-the-counter (OTC) trading, catering to institutional market participants. Realizing Synergies in Technology. CBOE is in the advantageous position of having designed and built its screen-based trading system, CBOEdirect, entirely in-house. Being the owner and sole proprietor of this robust technology enables the Exchange to expand into new markets quickly. Over the past five years, CBOE technology has been adapted in multiple ways. The major systems initiative for 2009, which is already under way, is the development of C2, CBOE’s new all-electronic exchange. Increasing Visibility. Two years ago, CBOE launched a comprehensive branding initiative to increase the visibility of the Exchange. CBOE’s “Accept No Substitute” campaign has run throughout financial media. To further extend its marketing outreach, CBOE forged sponsorships with two Chicago sports franchises in 2008. In February, CBOE and the Chicago Cubs announced a sponsorship that entails naming rights to a new seating section in the ballpark and first-of-its-kind online ticket auction. In July, CBOE became the presenting sponsor of Chicago Blackhawks hockey. The partnership with the Blackhawks is similar to that of the Cubs, but also includes comprehensive stadium signage and in-game promotions. Both of these are multi-year deals, giving CBOE a tremendous presence that extends beyond its traditional audience. Looking ahead, 2009 and beyond will pose new challenges for all, as the events from 2008 stand to change the industry as never before. Amidst this evolving landscape, CBOE remains committed to its strategic focus: building the value of its business by serving the interests of market participants. CBOE pursues this mission by leveraging its unique trading platform and innovative products, investing in growth opportunities, and demonstrating fiscal responsibility across all levels of its business operations.

CBOE Financial Highlights

Total Revenues
In Millions



$203
$258
$352
$424
2005
2006
2007
2008

Net Income
In Millions



$11
$42
$83
$115
2005
2006
2007
2008

Operating Margin
Percentage



9.8%
27.9%
39.7%
45.6%
2005
2006
2007
2008

Operating Income
In Millions



$20
$72
$140
$193
2005
2006
2007
2008

18 CBOE 2008

19 CBOE 2008 2008 Financial Summary In the third year of operation with a for-profit approach, CBOE made significant strides, achieving records in trading volume, revenues and earnings. In 2008, CBOE earned record net income of $115.3 million versus last year’s $83.2 million, an increase of 39 percent. CBOE’s strong financial results were driven by record trading volume with 4.7 million contracts traded per day in 2008, a 25-percent increase over 2007’s daily average of 3.8 million contracts. The record trading volume drove total revenues up $71.5 million, or 20 percent, to $423.8 million in 2008 compared with 2007. Expenses for 2008 increased $18.0 million, or 8 percent, compared with the prior year, which were primarily due to higher volume-related royalty fees; increased expenses for trading volume incentives; and higher charges for outside services, which are primarily the result of increased consulting fees that are largely related to C2 systems development. Operating margin, defined as operating income (income before income taxes) expressed as a percentage of total revenues, increased to 45.6 percent in 2008 compared with 39.7 percent in 2007, as the growth in revenues outpaced increases in operating expenses. This improvement demonstrates the scale inherent in CBOE’s operating model and its commitment to prudently manage expenses while investing in growth opportunities. Expenditures for capital and other assets were $50.1 million in 2008, which includes unpaid liabilities of $6.3 million. The investments were primarily related to initial hardware and capitalized software costs for the new C2 electronic exchange, increased systems capacity, Hybrid Trading System enhancements and other trading systems enhancements. On December 23, 2008, CBOE entered into an unsecured senior credit facility with three financial institutions. The credit agreement is a three-year revolving credit facility of up to $150 million. Extension of credit under this facility is contingent upon the final, non-appealable resolution of the Settlement Agreement. Retained earnings increased to $360.3 million and total members’ equity was $381.7 million at December 31, 2008. At year end 2008, CBOE was debt-free with working capital of $270.3 million.

20 CBOE 2008 Years ended December 31, (in thousands) 2008 2007 2006 Revenues: Transaction fees $ 342,516 $ 270,935 $ 186,285 Other member fees 27,529 26,468 22,270 Options Price Reporting Authority income 19,989 18,892 19,965 Regulatory fees 11,000 14,346 13,817 Investment income 6,998 8,031 4,743 Other 15,749 13,629 10,906 Total Revenues 423,781 352,301 257,986 Expenses: Employee costs 83,140 83,538 79,782 Depreciation and amortization 25,633 25,338 28,189 Data processing 20,556 19,612 19,078 Outside services 27,370 23,374 20,455 Royalty fees 35,243 28,956 23,552 Trading volume incentives 15,437 5,108 2,186 Travel and promotional expenses 10,483 9,640 7,209 Facilities costs 4,045 4,306 4,281 Net loss from investment in affiliates 882 939 757 Impairment of investment in affiliate and other assets 0 0 121 Other 7,585 11,539 349 Total Expenses 230,374 212,350 185,959 Income Before Income Taxes 193,407 139,951 72,027 Provision for Income Taxes: Current 78,325 57,724 34,495 Deferred (206) (941) (4,576) Total Provision for Income Taxes 78,119 56,783 29,919 Net Income $ 115,288 $ 83,168 $ 42,108 CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME See notes to consolidated financial statements

21 CBOE 2008 At December 31, (in thousands) 2008 2007 Assets Current Assets: Cash and cash equivalents $ 281,423 $ 181,425 Cash equivalents - restricted funds 26,157 4,249 Accounts receivable - net of allowances of $43 and $184 29,478 28,802 Marketing fee receivable 7,903 8,256 Income taxes receivable 9,447 0 Prepaid medical benefits 2,367 2,517 Other prepaid expenses 3,899 2,780 Other current assets 551 555 Total Current Assets 361,225 228,584 Investments in Affiliates 5,699 8,104 Land 4,914 4,914 Property and Equipment: Construction in progress 19,394 405 Building 58,980 58,015 Furniture and equipment 195,855 180,302 Less accumulated depreciation and amortization (189,295) (174,375) Total Property and Equipment—Net 84,934 64,347 Other Assets: Software development work in progress 14,926 10,320 Data processing software and other assets (less accumulated amortization - 2008 - $85,100; 2007 - $75,462) 24,441 25,426 Total Other Assets—Net 39,367 35,746 Total $ 496,139 $ 341,695 Liabilities and Members’ Equity Current Liabilities: Accounts payable and accrued expenses $ 55,137 $ 35,414 Marketing fee payable 9,326 9,472 Deferred revenue 26,379 9,014 Post-retirement medical benefits 86 88 Income taxes payable 0 633 Total Current Liabilities 90,928 54,621 Long-term Liabilities: Post-retirement medical benefits 1,316 1,324 Income taxes payable 3,055 0 Deferred income taxes 19,180 19,383 Total Long-term Liabilities 23,551 20,707 Total Liabilities 114,479 75,328 Commitments and Contingencies (Note 7) Members’ Equity: Memberships 19,574 19,574 Additional paid-in-capital 2,592 2,592 Retained earnings 360,318 245,030 Accumulated other comprehensive loss (824) (829) Total Members’ Equity 381,660 266,367 Total $ 496,139 $ 341,695 CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS See notes to consolidated financial statements

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
(in thousands)	**2008**	**2007**	**2006**
Cash Flows from Operating Activities:			
Net Income	$ 115,288	$ 83,168	$ 42,108
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	25,633	25,338	28,189
Other amortization	23	(422)	(67)
Provision for deferred income taxes	(206)	(941)	(4,576)
Interest expense on post-retirement benefit obligation	86	74	0
Equity in loss of affiliates	882	939	757
Impairment of investment in affiliates and other assets	0	0	121
Loss on sale of HedgeStreet, Inc.	0	3,607	0
Loss (gain) on disposition of property	195	(203)	0
Changes in assets and liabilities:			
Accounts receivable	(676)	(964)	(6,117)
Marketing fee receivable	353	(757)	(3,865)
Income taxes payable (receivable)	(7,025)	1,396	(1,531)
Prepaid expenses	(969)	659	415
Other current assets	4	240	(132)
Deferred income taxes	0	0	42
Accounts payable and accrued expenses	14,226	(1,422)	10,160
Marketing fee payable	(146)	1,481	2,369
Deferred revenue	17,365	4,790	(269)
Post-retirement benefit obligation	(88)	(38)	0
Membership transfer and other deposits	0	(1,750)	1,750
Net Cash Flows from Operating Activities	**164,945**	**115,195**	**69,354**
Cash Flows from Investing Activities:			
Sale of investments available for sale	0	20,000	0
Purchase of investments available for sale	0	0	(19,511)
Restricted funds - temporary access fees	(21,908)	(4,249)	0
Capital and other assets expenditures	(43,816)	(32,095)	(28,700)
Proceeds from disposition of property	105	0	0
Sale of NSX certificates of proprietary membership, net of fees	1,500	0	3,000
Investment in affiliates	0	(13)	(5,208)
HedgeStreet investment recovery	0	193	0
Membership purchase	0	0	(1,360)
Net Cash Flows from Investing Activities	**(64,119)**	**(16,164)**	**(51,779)**
Cash Flows from Financing Activities:			
Payments for debt issuance costs	(828)	0	0
Chicago Board of Trade exercise right purchases	0	(126)	(135)
Net Cash Flows from Financing Activities	**(828)**	**(126)**	**(135)**
Net Increase in Cash and Cash Equivalents	**99,998**	**98,905**	**17,440**
Cash and Cash Equivalents at Beginning of Period	**181,425**	**82,520**	**65,080**
Cash and Cash Equivalents at End of Period	**$ 281,423**	**$ 181,425**	**$ 82,520**

Supplemental Disclosure of Cash Flow Information			
Cash paid for income taxes	$ 85,345	$ 56,328	$ 35,981
Non-cash activities:			
Sale of membership shares by OneChicago	$ 0	$ 0	$ 4,320
Change in post-retirement benefit obligation	$ (8)	$ 106	$ 1,270
Unpaid liability to acquire equipment and software	$ 6,285	$ 841	$ 3,010

See notes to consolidated financial statements

22 CBOE 2008

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

(in thousands)	Members' Equity	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance – December 31, 2005	**$ 20,934**	**$ 0**	**$ 119,974**	**$ 0**	**$ 140,908**
Net income			42,108		42,108
Impact of adoption of FAS 158 - net of tax of $505				(765)	(765)
Comprehensive income					41,343
CBOT exercise right purchased - net of tax benefits of $41			(94)		(94)
Sale of membership shares by OneChicago - net of $1,728 deferred taxes		2,592			2,592
Membership purchase	(1,360)				(1,360)
Balance – December 31, 2006	**$ 19,574**	**$ 2,592**	**$ 161,988**	**$ (765)**	**$ 183,389**
Net income			83,168		83,168
Post-retirement benefit obligation adjustment - net of tax benefits of $42				(64)	(64)
Comprehensive income					83,104
CBOT exercise right purchased			(126)		(126)
Balance – December 31, 2007	**$ 19,574**	**$ 2,592**	**$ 245,030**	**$ (829)**	**$ 266,367**
Net income			115,288		115,288
Post-retirement benefit obligation adjustment - net of tax of $3				5	5
Comprehensive income					115,293
Balance – December 31, 2008	**$ 19,574**	**$ 2,592**	**$ 360,318**	**$ (824)**	**$ 381,660**

See notes to consolidated financial statements

23 CBOE 2008

24 CBOE 2008 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Business—The Chicago Board Options Exchange, Incorporated (“CBOE”) is a registered securities exchange, subject to oversight by the Securities and Exchange Commission. CBOE’s principal business is providing a marketplace for the trading of options on individual equities, exchange-traded funds and equity indexes. Basis of Presentation—The consolidated financial statements include the accounts and results of operations of CBOE and its wholly-owned subsidiaries, Chicago Options Exchange Building Corporation, CBOE, LLC, CBOE II, LLC (“CBOE II”), Market Data Express, LLC and CBOE Futures Exchange, LLC (“CFE”). All significant inter-company balances and transactions have been eliminated in consolidation. Certain 2007 and 2006 amounts have been reclassified to conform to current year presentation. Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an on-going basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions. Revenue Recognition—CBOE’s principal sources of revenue are transaction fees, other member fees, Options Price Reporting Authority Income (“OPRA”) and regulatory fees. Transaction fee revenue is considered earned upon the execution of a trade and is recognized on a trade date basis. Transaction fee revenue is presented net of applicable volume discounts. In the event members pay for services in a lump-sum, revenue is recognized as services are provided. Other member fee revenue is recognized during the period the service is provided. OPRA is a committee administered jointly by the seven options exchanges and is authorized by the Securities and Exchange Commission to provide consolidated options information. OPRA income is allocated based upon the individual exchanges relative volume of total transactions. CBOE receives estimates of OPRA’s distributable revenue which is accrued on a monthly basis (See Note 3). Regulatory fees previously were predominately received in December and were amortized to coincide with the services rendered. Deferred revenue typically represents amounts received by the CBOE for which services have not been provided (See Note 10). Cash and Cash Equivalents—Cash and cash equivalents, excluding cash equivalents-restricted funds, include highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents-restricted funds represent temporary membership access fees held in an escrow account, pending the final outcome of certain legal matters (See Note 10). Cash equivalents-restricted funds are reported as a separate line item in the Consolidated Balance Sheets and are not included as cash and cash equivalents in the Consolidated Statements of Cash Flows. Effective January 1, 2008, CBOE adopted SFAS No. 157, “Fair Value Measurements” which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. SFAS No. 157 applies to financial and non-financial instruments that are measured and reported on a fair value basis. SFAS No. 157 creates a consistent method of calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No. 157 describes three levels of inputs which are used to measure fair value. Below is a brief summary of the three levels: • Level 1 – Unadjusted inputs based on quoted markets for identical assets or liabilities. • Level 2 – Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets. • Level 3 – Unobservable inputs which reflect management’s best assumptions of what market participants would use in valuing the asset or liability. The adoption of SFAS No. 157 did not have a significant impact on CBOE’s financial position and results of operations largely due to CBOE’s financial instruments being comprised of cash and cash equivalents and cash equivalents-restricted funds which are categorized as Level 1. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of the fair value of certain financial instruments. The carrying values of financial instruments included in assets and liabilities are reasonable estimates of their fair value due to their short-term nature. Investments—All investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income within members’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”), No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Accounts Receivable—Accounts receivable consist primarily of transaction, marketing and other fees receivable from The Options Clearing Corporation (“OCC”), and CBOE’s share of distributable revenue receivable from OPRA. Investments in Affiliates—Investments in affiliates represent investments in OCC, OneChicago, LLC (“OneChicago”), The National Stock Exchange (“NSX”), HedgeStreet, Inc. (“HedgeStreet”) and CBOE Stock Exchange, LLC (“CBSX”). The investment in OCC (20% of its outstanding stock) is carried at cost because of the CBOE’s inability to exercise significant influence. CBOE owned 8,424 shares of Class A stock (4.82% of the total outstanding) and 19,656 shares of Class B stock (100% of the total outstanding) of NSX as of December 31, 2008. As of July 1, 2006, CBOE began accounting for the investment in NSX using the cost method due to the inability to exercise significant influence as NSX reacquired stock from CBOE and sold additional stock to new investors, thereby diluting CBOE’s ownership percentage (See Note 2). CBOE accounts for the investment in OneChicago (approximately 24% of its outstanding stock as of December 31, 2008) under the equity method due to the lack of effective control over operating and financing activities. CBOE II previously owned 17.6% of HedgeStreet capital stock carried at cost due to the inability of CBOE II to exercise significant influence. On December 6, 2007, HedgeStreet completed a merger, resulting in the transfer of all company assets and operations to IG Group and the sale of CBOE II’s equity in HedgeStreet (See Note 2). CBOE accounts for the investment in CBSX under the equity method due to the lack of effective control over operating and financing activities. CBOE received a 50% share in CBSX in return for non-cash property contributions. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25 CBOE 2008 Investments in affiliates are reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the CBOE would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment. Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation on building, furniture and equipment is provided on the straight-line method. Estimated useful lives are 40 years for the building and five to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. CBOE’s long-lived assets are subject to impairment testing in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The impairment testing requires management to estimate the fair value of the assets and record an impairment loss for the excess of the carrying value over the fair value. In estimating the fair value, management must make assumptions and projections regarding such items as future economic benefits of the assets, historical or future probability measurements, as well as other external market conditions or factors that may be present. Such assumptions are subject to change as a result of changing economic and competitive conditions. Data Processing Software & Software Development Work in Progress—Data processing software and software development work in progress during the application development stage are capitalized in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and are carried at cost. Projects are monitored during the development stage to ensure compliance with SOP 98-1 and accordance with project objectives. Upon completion the projects are placed in service as intended. Data processing software is amortized over five years using the straight-line method commencing with the date the software is placed in service. Data processing software and software development work in progress are included as part of total other assets-net in the Consolidated Balance Sheet. Income Taxes—Income taxes are determined using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. The effective tax rate may vary from year to year based on changes to tax rates and regulations. CBOE files tax returns for federal, state and local income tax purposes. In 2005, CBOE converted from a June 30 fiscal year end to a fiscal year that ends on December 31. Recent Accounting Pronouncements—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115,” which permits, at specified election dates, measurement of eligible items at fair value. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted provided that SFAS No. 157 is concurrently adopted. CBOE did not select the fair value option for any assets and liabilities currently held, and therefore, the adoption of SFAS No. 159 did not have an impact on CBOE’s financial position and results of operations. In December 2007, the FASB issued SFAS No. 141R (revising FASB No. 141), “Business Combinations.” SFAS No. 141R changed the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development costs and restructuring cost. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Beginning January 1, 2009, CBOE will adopt the provisions of Statement No. 141R for applicable business combinations, but the effect is dependent upon acquisitions consummated on or after the effective date of the statement. In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” amending Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and establishing new standards that will govern accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) non-controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of SFAS No. 160 is not expected to have an impact on CBOE’s financial position or results of operations. 2. INVESTMENT IN AFFILIATES CBOE and NSX executed a Termination of Rights Agreement (“TORA”) on September 27, 2004. The TORA provided that NSX will purchase from CBOE 153 (94%) of the NSX certificates of proprietary membership then owned by CBOE for a total of $11.0 million over a period of four years from the anniversary of the initial closing date, subject to NSX minimum working capital levels after deducting the cost of buying the certificates. The TORA provided for CBOE to ultimately retain nine certificates of proprietary membership (10% of the total outstanding certificates of proprietary membership). The initial closing transaction was held on January 18, 2005. On this date, CBOE surrendered 69 certificates of proprietary membership, and NSX paid $5.0 million to CBOE. CBOE also gave up three of six seats on the NSX Board on the date of the initial closing. CBOE’s percentage of ownership of the remaining NSX outstanding certificates of proprietary membership was reduced to 54.7% after of the initial closing. During March 2006, CBOE exercised its first put right under the TORA. CBOE surrendered an additional 21 certificates of proprietary membership, and NSX paid CBOE $1.5 million. CBOE’s percentage of ownership of the remaining NSX outstanding certificates of proprietary membership was reduced to 48.3% after exercise of its first put right in March 2006. During June 2006, NSX converted from a membership organization to a stock-based corporation. In the demutualization, the certificates of proprietary membership held by CBOE were converted to 8,424 shares (9.96%) of Class A voting stock of National Stock Exchange Holdings, Inc. (“NSX Holdings”), and 58,968 shares (100%) of Class B non-voting stock of NSX Holdings. During September 2006, NSX issued a total of 87,010 Class A voting common stock to six investors. CBOE did not invoke its anti-dilution rights and as a result, CBOE’s ownership percentage of Class A voting common stock was reduced to 4.98%. Also during September 2006, NSX exercised a call pursuant to the TORA and purchased 19,656 shares of Class B stock and paid CBOE $1.5 million. At December 31, 2006 and 2007, CBOE’s investment in NSX was $3.7 million which consisted of 8,424 Class A voting shares and 39,312 Class B non-voting shares. CBOE’s representation on the NSX board decreased to one representative as a result of this decrease in ownership percentage of NSX by CBOE. During January 2008, CBOE exercised a put pursuant to the TORA and surrendered 19,656 shares of Class B stock, resulting in a payment to CBOE of $1.5 million. CBOE’s investment in NSX was reduced to $2.2 million which consisted of 8,424 Class A voting shares and 19,656 Class B non-voting shares which represents CBOE’s investment in NSX at December 31, 2008. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26 CBOE 2008 CBOE, Interactive Brokers Group, LLC (“IBG”) and the CME Group, Inc. are partners in OneChicago, a joint venture created to trade single stock futures. Certain OneChicago employees also have minority interests in the joint venture. OneChicago is a for-profit entity with its own management and board of directors, and is separately organized as a regulated exchange. On March 15, 2006, IBG made an investment for a 40% interest in OneChicago. As a result, CBOE’s ownership decreased from approximately 40% to 24%. CBOE contributed $1.2 million in capital to OneChicago during the year ended December 31, 2006 and made no capital contributions for the 2007 and 2008 fiscal years. At December 31, 2008 and 2007, CBOE’s investment in OneChicago was $3.2 million and $4.1 million, respectively. CBOE had a receivable due from OneChicago of $1.1 million and $0.8 million at December 31, 2008 and 2007, respectively. CBOE II invested $3.8 million in HedgeStreet during 2006 and owned 17.6% of HedgeStreet common and preferred shares. CBOE II held one of six HedgeStreet board seats. On December 6, 2007, HedgeStreet, Inc. completed a merger resulting in the transfer of all company assets and operations to IG Group. CBOE II received $0.2 million for the initial payment from the sale of CBOE II’s equity investment to IG Group and recognized a loss of $3.6 million. A potential maximum second payment of $0.1 million was held in escrow for a period of one year to address any additional HedgeStreet claims. CBOE II received the final payment of $0.1 million in February 2009. CBSX trading operations began March 5, 2007. CBOE holds four of nine seats on the CBSX Board of Directors. CBOE received a 50% share in CBSX in return for non-cash property contributions representing a license to use the CBOEdirect trading engine during the term of the company, a license to use the name CBOE Stock Exchange, LLC and acronym CBSX in connection with the conduct of CBSX business, and a license to use the business plan and operations manual for the conduct of CBSX business, as developed by CBOE, for the term of the company. Since CBOE’s investment in CBSX was mainly non-cash assets, CBOE’s investment reflected CBOE’s share of organizational costs totaling $0.2 million. CBOE’s equity in 2007 CBSX loss was recognized in the investment balance until the balance reached zero. As a result, the equity method was suspended during 2007 and will remain so until life-to-date profits are realized. 3. RELATED PARTIES CBOE collected transaction and other fees of $493.2 million, $401.1 million and $298.9 million in the years ended December 31, 2008, 2007 and 2006, respectively, by drawing on accounts of CBOE’s members held at OCC. The amounts collected included $131.9 million, $125.0 million and $96.5 million, respectively, of marketing fees during the years ended December 31, 2008, 2007 and 2006. CBOE had a receivable due from OCC of $31.3 million and $29.4 million at December 31, 2008 and 2007, respectively. CBOE incurred re-billable expenses on behalf of NSX for expenses such as employee costs, computer equipment and office space of $1.2 million and $2.9 million during the years ended December 31, 2007 and 2006, respectively. CBOE had a receivable from NSX of $0.2 million at December 31, 2007. OPRA is a committee administered jointly by the seven options exchanges and is authorized by the Securities and Exchange Commission to provide consolidated options information. This information is provided by the exchanges and is sold to outside news services and customers. OPRA’s operating income is distributed among the exchanges based on their relative volume of total transactions. Operating income distributed to CBOE was $20.0 million, $18.9 million and $20.0 million during the years ended December 31, 2008, 2007 and 2006, respectively. CBOE had a receivable from OPRA of $5.2 million and $4.5 million at December 31, 2008 and 2007, respectively. CBOE incurred re-billable expenses on behalf of CBSX for expenses such as employee costs, computer equipment and software of $2.3 million, $2.6 million and $2.4 million during the years ended December 31, 2008, 2007 and 2006, respectively. These amounts are included as a reduction of the underlying expenses. CBOE had a receivable from CBSX of $0.1 million and $0.6 million at December 31, 2008 and 2007, respectively. CBOE provided hosting and joint marketing services for HedgeStreet in 2008, 2007 and 2006 in the amounts of $0.1 million, $0.3 million and $0.1 million, respectively. CBOE incurred administrative expenses of $ 0.1 million or less for its affiliate, the Chicago Board Options Exchange Political Action Committee (the “Committee”), during the years ended December 31, 2008, 2007 and 2006. The Committee is organized under the Federal Election Campaign Act as a voluntary, not-for-profit, unincorporated political association. The Committee is empowered to solicit and accept voluntary contributions from members and employees of CBOE and to contribute funds to the election campaigns of candidates for federal offices. Options Regulatory Surveillance Authority (“ORSA”) is responsible for conducting insider trading investigations related to options on behalf of all options exchanges. In June 2006, the Securities and Exchange Commission approved a plan entered into by the options exchanges and CBOE was chosen as the Regulatory Services Provider. CBOE incurred re-billable expenses on behalf of ORSA for expenses such as employee costs, occupancy and operating systems of $1.8 million, $1.5 million and $0.9 million during the years ended December 31, 2008, 2007 and 2006, respectively. These amounts are included as a reduction of the underlying expenses. CBOE had a receivable due from ORSA of $0.5 million and $0.8 million at December 31, 2008 and 2007, respectively. 4. SETTLEMENT AGREEMENT On August 23, 2006, CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the Chicago Board of Trade (“CBOT”), Chicago Board of Trade Holdings Inc., (“CBOT Holdings”) the parent corporation of CBOT, and two members of the CBOT who purported to represent a class of individuals who claim that they were, or had the right to become, members of CBOE pursuant to the Exercise Right (See Note 7). The plaintiffs sought a judicial declaration that Exercise Member Claimants were entitled to receive the same consideration in any proposed restructuring transaction involving CBOE as all other CBOE members, and the plaintiffs also sought an injunction to bar CBOE and CBOE’s directors from issuing any stock to CBOE members as part of a proposed restructuring transaction, unless the Exercise Member Claimants received the same stock and other consideration as other CBOE members. After two years of litigating issues in Delaware, on August 20, 2008, CBOE entered into a Stipulation of Settlement (“Settlement Agreement”) with the plaintiffs pursuant to which the plaintiffs agreed to dismiss the pending action in Delaware, with prejudice, in exchange for the settlement consideration. The Settlement Agreement was preliminarily approved by the Delaware court on August 22, 2008. The following summary addresses the material terms of the Settlement Agreement. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Settlement Agreement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the Settlement Agreement and does not have the right to pursue separate claims against CBOE. The settlement class consists of two groups: Group A and Group B. Group A is defined as all persons who, prior to August 22, 2008, simultaneously owned or possessed at least one CBOT B-1 membership, at least one Exercise Right Privilege ("ERP") and at least 27,338 shares of CBOT stock or, after the Chicago Mercantile Exchange ("CME") acquisition of CBOT, 10,251.75 shares of CME Group stock. Group B is defined as all persons who owned an ERP as of 5:00 p.m., central time, on October 14, 2008, and are not members of Group A and their transferees and assigns. In order to receive a payment from the Group B settlement consideration, members of Group B must have met certain other eligibility and procedural criteria contained in the Settlement Agreement.

The agreement was approved by CBOE members on September 17, 2008 and is pending approval by the Delaware Court. Under this agreement, qualifying members of the plaintiff class would receive an 18 percent equity interest in a CBOE demutualization plus a cash payment of $300 million, subject to caps. Group A would receive: (1) a pro rata share of the 18% equity pool for each qualifying package and (2) a pro rata share, capped at $600,000 to each Group A member, of the remaining $300 million cash pool not absorbed by Group B. Group B would receive: $250,000 for each ERP owned on the eligibility date, October 14, 2008. CBOE will retain any portion of the cash pool that is not distributed due to the cap.

When demutualization occurs, CBOE will record the transactions identified above as a reduction of Members' Equity.

5. LEASE AND OTHER OBLIGATIONS

CBOE leases facilities with lease terms remaining from 6 months to 56 months as of December 31, 2008. Total rent expense related to these lease obligations for the years ended December 31, 2008, 2007 and 2006 were $2.2 million, $0.5 million and $0.6 million, respectively. In addition, CBOE has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements which total $16.9 million for the next five years and $3.8 million for the five years thereafter. Future minimum payments under these non-cancelable lease and advertising agreements are as follows at December 31, 2008 (in thousands):

Year	Operating Leases	Other Obligations	Total
2009	$ 2,571	$ 1,639	$ 4,210
2010	2,024	1,292	3,316
2011	1,748	1,370	3,118
2012	1,492	1,452	2,944
2013	177	0	177
Total	**$ 8,012**	**$ 5,753**	**$ 13,765**

6. EMPLOYEE BENEFITS

Eligible employees participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue Code Section 401(k). CBOE contributed $4.1 million, $4.3 million and $4.0 million to the SMART Plan for the years ended December 31, 2008, 2007 and 2006, respectively.

Eligible employees may participate in the Supplemental Employee Retirement Plan ("SERP"), and Deferred Compensation Plan. The SERP and Deferred Compensation Plan are defined contribution plans that are nonqualified by Internal Revenue Code regulations. CBOE contributed $1.9 million, $2.2 million and $1.3 million to the SERP for the years ended December 31, 2008, 2007 and 2006, respectively.

CBOE also has a Voluntary Employees' Beneficiary Association ("VEBA"). The VEBA is a trust, qualifying under Internal Revenue Code Section 501(c)(9), created to provide certain medical, dental, severance and short-term disability benefits to employees of CBOE. Contributions to the trust are based on reserve levels established by Section 419(a) of the Internal Revenue Code. During the years ended December 31, 2008, 2007 and 2006, CBOE contributed $5.1 million, $5.1 million and $5.3 million, respectively, to the trust.

CBOE has a postretirement medical plan for certain current and former members of senior management. In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires the overfunded or underfunded status of a defined benefit postretirement plan to be recognized on the balance sheet and changes in that funded status to be recognized in Accumulated Other Comprehensive Income. The adoption of SFAS No. 158 in 2006 had no effect on the computation of net periodic benefit expense for CBOE's postretirement benefits. CBOE recorded immaterial postretirement benefits expense for the year ended December 31, 2008 resulting from the amortization of accumulated actuarial expense included in Accumulated Other Comprehensive Loss at December 31, 2008.

7. COMMITMENTS AND CONTINGENCIES

CBOE is currently a party to the following legal proceedings:

Litigation with Respect to the Restructuring Transaction

On August 23, 2006, CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by CBOT, CBOT Holdings and two members of the CBOT who purport to represent a class of individuals ("Exercise Member Claimants") who claim that they were, or had the right to become, members of CBOE pursuant to the Exercise Right granted to CBOT members in paragraph (b) of Article Fifth of the CBOE's certificate of incorporation. Plaintiffs sought a judicial declaration that class members were entitled to receive the same consideration in CBOE's restructuring transaction as all other CBOE members, and plaintiffs also sought an injunction to bar CBOE and CBOE's directors from issuing any stock to CBOE seat owners as part of the restructuring transaction, unless class members received the same stock and other consideration as other CBOE seat owners.

27 CBOE 2008

28 CBOE 2008 On October 17, 2006, CBOT Holdings announced its intention to merge with and into CME Holdings (the “CME/CBOT Transaction”). In response to that announcement, CBOE determined that the proper interpretation of Article Fifth(b) was that, upon the closing of the CME/CBOT Transaction, no one would qualify as a CBOT “member” for purposes of Article Fifth(b) and therefore no one would be eligible to become or remain an Exercise Member of CBOE. CBOE submitted its interpretation (the “Eligibility Rule Filing”) for review and approval by the SEC on December 12, 2006, as required because of CBOE’s status as a national securities exchange, and CBOE amended that submission on January 16, 2007. On January 4, 2007, plaintiffs filed a second amended complaint that challenged CBOE’s interpretation of Article Fifth(b). On January 11, 2007, plaintiffs submitted a motion for partial summary judgment on their claims. On January 16, 2007, CBOE and the director defendants moved to dismiss the second amended complaint to the extent it challenged CBOE’s interpretation, on the ground that the SEC’s jurisdiction to consider such interpretations of Article Fifth(b) preempts any state law challenge to that interpretation. On February 22, 2007, CBOE and the other defendants filed a brief in support of their motion to dismiss (on the ground of federal preemption) any complaint about CBOE’s Eligibility Rule Filing and to stay consideration of any other issues in the complaint. On May 30, 2007, the Court heard argument on defendants’ motion to dismiss and plaintiffs’ motion for partial summary judgment. On July 20, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court enter a temporary restraining order prohibiting CBOE from implementing or enforcing an interpretation of Rule 3.19 (the “Interim Access Interpretation”). That interpretation had temporarily extended membership status to persons who were Exercise Member Claimants on specified dates close to the closing of the CME/CBOT Transaction, and the interpretation further provided for that temporary membership status during the period beginning with the closing of the CME/CBOT Transaction and ending when the SEC took action on CBOE’s Eligibility Rule Filing. The Interim Access Interpretation went into effect upon its filing. On August 3, 2007, the Court denied the motion for a temporary restraining order. On August 3, 2007, in response to defendants’ motion to dismiss or for a stay, the Court stayed further litigation until the SEC took final action on CBOE’s Eligibility Rule Filing. The Court retained jurisdiction over any contract and property claims, and over any “economic rights,” that might remain at issue after the SEC’s action. On August 23, 2007, following the Court’s denial of the request for injunctive relief with respect to the Interim Access Interpretation, plaintiffs filed a comment letter with the SEC requesting that the SEC abrogate that rule interpretation. CBOE opposed this request. The 60-day abrogation period set forth in Section 19 of the Exchange Act expired on August 31, 2007 without the SEC taking any action to abrogate. As a result, the Interim Access Interpretation remained in effect pending SEC action on the Eligibility Rule Filing. On September 10, 2007, CBOE filed another interpretation of CBOE Rule 3.19 (the “Continued Membership Interpretation”), which was effective on filing although it was to become operational only upon the SEC’s approval of the Eligibility Rule Filing. Under this new interpretation, the temporary membership status of persons whose membership status had been extended under the original Interim Access Interpretation would continue in effect after the SEC’s approval of the Eligibility Rule Filing. CBOT and others requested that the SEC abrogate the Continued Membership Interpretation rule filing, but the 60-day abrogation period set forth in Section 19 of the Exchange Act expired without the SEC taking any action to abrogate. As a result, the Continued Membership Interpretation remains in effect. On October 2, 2007, CBOT and the other plaintiffs filed a motion requesting that the Court lift the stay to allow them to file a third amended complaint and to begin discovery. CBOE filed its opposition to that motion on October 5, 2007. On October 10, 2007, the Court denied plaintiffs’ motion to lift the stay because it found that the future course of the litigation, if any, would likely be influenced in significant part by the action taken by the SEC on the Eligibility Rule Filing. On January 15, 2008, the SEC issued a final order approving the Eligibility Rule Filing. The SEC recognized that “the actions of the CBOT necessitated CBOE’s interpretation of Article Fifth(b) to clarify whether the substantive rights of a former CBOT member would continue to qualify that person as a ‘member of [the CBOT]’ pursuant to Article Fifth(b) in response to changes in the ownership of the CBOT.” Plaintiffs filed a third amended complaint on February 6, 2008. Plaintiffs’ essential claims remained the same, although plaintiffs alleged in their new complaint that the adoption of the Interim Access Interpretation damaged so-called CBOT full members in their capacity as owners and lessors of such memberships and that CBOE’s Board of Directors was dominated by interested directors when it approved the Eligibility Rule Filing, the Interim Access Interpretation and the Continued Membership Interpretation. On February 7, 2008, CBOE moved for summary judgment in its favor on all counts, based principally on the SEC’s approval of CBOE’s rule interpretation, in the Eligibility Rule Filing, that no person qualifies to become or remain an exercise member of CBOE pursuant to Article Fifth(b) following the CME/CBOT Transaction. CBOE and the other defendants filed their answer to plaintiffs’ third amended complaint on March 11, 2008. On March 14, 2008, CBOT and two CBOT members appealed to the United States Court of Appeals for the District of Columbia from the SEC order that approved the Eligibility Rule Filing, and CBOE was granted leave to intervene in that appeal. The Court of Appeals subsequently ruled that further proceedings in that appeal would be held in abeyance pending either the resolution of the issues pending in the Delaware Court or the consummation of the settlement discussed below. On March 19, 2008, plaintiffs submitted a renewed motion for partial summary judgment to the Delaware Court. Plaintiffs requested a declaratory judgment that the CME/CBOT Transaction did not extinguish the exercise right eligibility of “Eligible CBOT Full Members” and that “Eligible CBOT Full Members” are entitled to receive the same consideration that would be provided to CBOE’s seat owners in connection with any CBOE demutualization. On April 21, 2008, in order to simplify the issues before the Court and to narrow the scope of the discovery practice prior to the Court’s ruling on the parties’ summary judgment motions, CBOE and the other defendants filed an amended motion for partial summary judgment that excluded plaintiffs’ state law claims related to the Interim Access Interpretation and the Continued Membership Interpretation. Among other grounds, CBOE’s amended motion argued that, pursuant to the doctrine of federal preemption, the SEC’s approval eliminated the foundation of the state law claims asserted by plaintiffs regarding the Eligibility Rule Filing. Briefing on the cross-motions for summary judgment was completed on May 12, 2008, and argument was scheduled on those motions for June 4, 2008. On June 2, 2008, two days before the Delaware Court was to hear argument on the cross-motions for summary judgment, the parties entered into a written agreement in principle to settle both the Delaware litigation and the appeal of the SEC order pending in the federal Court of Appeals. On August 20, 2008, the parties entered into the Settlement Agreement which was preliminarily approved by the Delaware Court on August 22, 2008 (See Note 4). NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29 CBOE 2008 A number of individuals and entities have filed a series of objections to the terms of the Settlement Agreement, and some amendments to the Settlement Agreement have been made to address those objections. The objections primarily raise issues concerning (1) the definition of the settlement class, (2) the criteria that must be satisfied in order for a class member to become a “participating” settlement class member and thereby receive a share of the settlement consideration, (3) the determinations by class representatives and class counsel that particular persons did not satisfy those criteria and (4) the conduct of the class representatives and class counsel when they negotiated the Settlement Agreement. On December 16, 2008, the Delaware Court conducted a lengthy hearing to consider whether to approve the settlement of the litigation and to consider the objections to the proposed settlement. At the conclusion of the hearing, the Court indicated that it would issue a comprehensive written opinion, but it did not indicate when that decision would be forthcoming. Last Atlantis Litigation On November 7, 2005, an amended and consolidated complaint (the “Consolidated Complaint”) was filed on behalf of Last Atlantis Capital LLC, Lola L.L.C., Lulu L.L.C., Goodbuddy Society L.L.C., Friendly Trading L.L.C., Speed Trading, LLC, Bryan Rule, Brad Martin and River North Investors LLC in the U.S. District Court for the Northern District of Illinois against CBOE, three other options exchanges and 35 market maker defendant groups (the “Specialist Defendants”). The Consolidated Complaint combined complaints that recently had been filed by Bryan Rule and Brad Martin with an amendment of a previously dismissed complaint (the “Original Complaint”) that originally had been brought by a number of the other plaintiffs. The Consolidated Complaint raised claims for securities fraud, breach of contract, common law fraud, breach of fiduciary duty, violations of the Illinois Consumer Fraud and Deceptive Trade Practices Act and tortious interference with plaintiffs’ business and contracts. The previously dismissed Original Complaint also had brought claims under the antitrust laws, and the dismissal of those claims remains subject to appeal. With regard to CBOE, the Consolidated Complaint alleged that CBOE and the other exchange defendants knowingly allowed the Specialist Defendants to discriminate against the plaintiffs’ electronic orders or facilitated such discrimination, failed adequately to investigate complaints about such alleged discrimination, allowed the Specialist Defendants to violate CBOE’s Rules and the rules of the SEC, failed to discipline the Specialist Defendants, falsely represented and guaranteed that electronically entered orders would be executed immediately and knowingly or recklessly participated in, assisted and concealed a fraudulent scheme by which the defendants supposedly denied the customers the electronic executions to which they claim they were entitled. Plaintiffs sought unspecified compensatory damages, related injunctive relief, attorneys’ fees and other fees and costs. On September 13, 2006, the Court dismissed the Consolidated Complaint in its entirety and entered judgment in favor of all defendants. On September 29, 2006, plaintiffs filed a motion to reconsider in which they requested that the Court either amend or vacate the September 13 judgment and allow them to file a further amended Consolidated Complaint. Plaintiffs simultaneously appealed the dismissal of both the Consolidated Complaint and the Original Complaint. On March 22, 2007, the Court denied plaintiffs’ request to reconsider the dismissal of the claims against CBOE and held that the prior dismissal of those claims with prejudice would stand. The Court, however, granted plaintiffs’ motion to reconsider the dismissal of the claims against the Specialist Defendants and ordered plaintiffs to file another amended complaint asserting only their claims against the Specialist Defendants. In light of the reinstatement of the case against the Specialist Defendants, plaintiffs filed, on April 19, 2007, a motion to voluntarily dismiss their pending appeal. Plaintiffs, however, will be able to appeal the dismissal of their claims against CBOE after the Court disposes of all of the claims that remain pending against the Specialist Defendants. CBOE objected to the scope of a subpoena served by plaintiffs in 2007, and plaintiffs thereafter provided CBOE with information regarding a single order that allegedly was mishandled. CBOE was able to analyze that order and, on July 31, 2008, informed plaintiffs that the order in question had been handled in accordance with CBOE rules. Plaintiffs have not responded to CBOE’s analysis and, while we understand that discovery is proceeding in the litigation, plaintiffs have not sought any additional information from CBOE. Index Options Litigation On November 2, 2006, the International Securities Exchange (“ISE”) and its parent company filed a lawsuit in federal court in the Southern District of New York against The McGraw-Hill Companies, Inc. (“McGraw-Hill”) and Dow Jones & Co. (“Dow Jones”), the owners, respectively, of the S&P 500 Index and the DJIA, which are the basis for index options, or “SPX options” and “DJX options,” respectively, that CBOE trades pursuant to exclusive licenses from McGraw-Hill and Dow Jones. CBOE is not a party in this lawsuit. ISE seeks a judicial declaration that it may list and trade SPX and DJX options without a license and without regard to the CBOE’s exclusive licenses to trade options on those indexes, on the ground that any state-law claims based on the unlicensed listing of SPX and DJX options allegedly would be preempted by the federal Copyright Act and because McGraw-Hill and Dow Jones supposedly cannot state an actionable copyright claim. McGraw-Hill and Dow Jones filed a motion to dismiss this action on December 22, 2006, on the ground that there is no federal jurisdiction over this dispute. This motion has not been decided. Consistent with the jurisdictional position of McGraw-Hill and Dow Jones, those parties joined with CBOE to file a state court action in Illinois on November 15, 2006 against the ISE and OCC, (the “Illinois action”). In the Illinois action, CBOE and the other plaintiffs seek a judicial declaration that ISE may not list, or offer trading of, SPX or DJX options because of both the proprietary rights of McGraw-Hill and Dow Jones in the underlying indexes and CBOE’s exclusive license rights to trade such options. The Illinois action alleges that ISE’s threatened action would misappropriate the proprietary interests of McGraw-Hill and Dow Jones and the exclusive license rights of CBOE, would interfere with CBOE’s prospective business relationships with its members firms and customers and would constitute unfair competition. On December 12, 2006, ISE removed the Illinois action to federal court in the Northern District of Illinois. On December 15, 2006, CBOE and the other plaintiffs in the Illinois action moved to remand the matter to the Illinois state court on the ground that there is no federal jurisdiction over the claims. The federal court granted the motion to remand the Illinois action to state court, where it is now pending. ISE moved to dismiss or stay the Illinois action on the alternative grounds of inconvenient forum and the prior-pending suit it filed in New York. CBOE and the other plaintiffs opposed ISE’s motion and on May 15, 2007, the Illinois circuit court denied ISE’s motion to dismiss or stay. ISE appealed the denial of its request for a stay, and the Illinois Appellate Court denied ISE’s motion for leave to appeal the denial of ISE’s motion to dismiss on the basis that the Illinois court is an inconvenient forum. The federal court in New York granted a motion by Dow Jones and McGraw-Hill to stay the New York action pending resolution of the Illinois action. ISE appealed the federal court’s stay of the New York action it initiated. On June 2, 2008, the Illinois appellate court affirmed the Illinois circuit court’s decision denying ISE’s motion to dismiss or stay, which was based on ISE’s argument that the case should be decided as a prior-pending lawsuit by ISE in New York federal court. The parties are engaged in discovery in the Illinois state action, including depositions of CBOE and ISE witnesses. No schedule has been set by the Illinois circuit court for the conclusion of discovery or trial. ISE’s New York federal lawsuit remains stayed. The federal Appellate Court in New York affirmed the district court’s stay on January 8, 2009, after hearing oral argument on January 5. On March 20, 2009, ISE filed a motion to dismiss the Illinois action, arguing that the claims of CBOE and the other plaintiffs are preempted by the Copyright Act. CBOE and the other plaintiffs plan to file a response, but no briefing schedule has yet been established. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Patent Litigation
On November 22, 2006, ISE filed an action in federal court in the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's patent directed towards an automated exchange for trading derivative securities. On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the ISE patent that is the subject of the action in New York, and two other patents that ISE had raised in communications with CBOE, are either not infringed and/or not valid and/or not enforceable against CBOE. On February 5, 2007, CBOE filed a motion to transfer the matter pending in the Southern District of New York to federal court in the Northern District of Illinois. On May 24, 2007, the magistrate judge for the Southern District of New York recommended that the motion to transfer be granted, and the case was transferred on August 9, 2007 after the district court adopted the magistrate judge's recommendation. On October 16, 2007, CBOE and ISE entered into a stipulated order for the dismissal of any patent infringement claims that ISE may have against CBOE for patent infringement of U.S. Patents Nos. 6,377,940 and/or 6,405,180. ISE has also executed a covenant not to sue CBOE in relation to U.S. Patents Nos. 6,377,940 and 6,405,180. Depositions of CBOE and ISE witnesses are proceeding, as is other discovery, on the remaining patent infringement claim related to U.S. Patent No. 6,618,707. The case is scheduled to be ready for trial by February 2010.

Other
As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market under the jurisdiction of the Commodity Futures Trading Commission ("CFTC"), CBOE and CFE are subject to routine reviews and inspections by the SEC and the CFTC. CBOE is also currently a party to various other legal proceedings. It is management's belief that the expected outcome of any of the legal proceedings, excluding the Settlement Agreement (See Note 4), to which CBOE is currently a party will not have a material impact on the consolidated financial position, results of operations or cash flows of CBOE; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

8. MARKETING FEE

CBOE facilitates the collection and payment of marketing fees assessed on certain trades with payment accepting firms. Funds are made available to Designated Primary Market Makers ("DPMs") and Preferred Market Makers for order flow marketing. As of December 31, 2008 and 2007 amounts to be received by CBOE on behalf of others included in Total Current Assets totaled $7.9 million and $8.3 million and amounts held and due to others included in Total Current Liabilities totaled $9.3 million and $9.5 million, respectively. Marketing fees represent pass-through funds and have no income statement impact.

9. INCOME TAXES

A reconciliation of the statutory federal income tax rate to the effective income tax rate, for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate, net of federal income tax effect	4.0	4.8	4.8
Other permanent differences, net	1.4	0.8	1.7
Effective Income Tax Rate	**40.4%**	**40.6%**	**41.5%**

The components of income tax expense for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	2008	2007	2006
Current:			
Federal	$ 63,296	$ 47,192	$ 28,109
State	15,029	10,532	6,386
Total Current	**$ 78,325**	**$ 57,724**	**$ 34,495**
Deferred:			
Federal	$ (205)	$ (828)	$ (4,020)
State	(1)	(113)	(556)
Total Deferred	**$ (206)**	**$ (941)**	**$ (4,576)**
Total	**$ 78,119**	**$ 56,783**	**$ 29,919**

At December 31, 2008 and 2007, the net deferred income tax liability approximated (in thousands):

	2008	2007
Deferred tax assets	$ 11,943	$ 8,694
Deferred tax liabilities	(31,123)	(28,077)
Net Deferred Income Tax Liability	**$ (19,180)**	**$ (19,383)**

30 CBOE 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2008 and 2007 are presented below:

	2008	2007
Deferred Tax Assets:		
Intangibles	$ 2,491	$ 3,141
Accrued Compensation and Benefits	4,210	3,202
Capital Loss Carry forward	1,438	1,434
Investment in Joint Ventures and Subsidiaries	2,435	802
Other	1,369	115
Total Deferred Tax Assets	$ 11,943	$ 8,694
Deferred Tax Liabilities:		
Property, equipment and technology, net	$ (27,317)	$ (23,659)
Investment in Joint Ventures	(2,409)	(2,914)
Prepaid	(613)	(709)
VEBA	(773)	(784)
Other	(11)	(11)
Total Deferred Tax Liabilities	**$ (31,123)**	**$ (28,077)**
Net Deferred Tax Liabilities	**$ (19,180)**	**$ (19,383)**

On January 1, 2007, CBOE adopted provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in tax positions. FIN 48 seeks to reduce the diversity in accounting practices used in regards to uncertain tax positions by prescribing a recognition threshold and measurement criteria for benefits related to income taxes. The adoption of FIN 48 in 2007 did not have a significant impact to CBOE.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

Balance as of January 1, 2008	**$ 0**
Additions based on tax positions related to the current year	2,713
Additions based on tax positions related to prior years	342
Balance as of December 31, 2008	**$ 3,055**

As of December 31, 2008, CBOE had gross unrecognized tax benefits of $3.1 million. The recognition of the $3.1 million of unrealized tax benefit would reduce the effective income tax rate in a future period. Interest and penalties related to uncertain tax positions totaled $0.1 million. Interest and penalties related to FIN 48 items are included within income tax expense in the Consolidated Statement of Income. CBOE does not believe the unrecognized tax benefits will increase or decrease significantly during the next twelve months. CBOE is subject to U.S. federal and Illinois, New Jersey and New York state income taxes as well as other local jurisdictions but is not currently the subject of any examinations. CBOE's tax returns have been examined by the Internal Revenue Service through the fiscal year ended June 30, 2002 and the Illinois Department of Revenue through December 31, 2005.

10. DEFERRED REVENUE

Through a rule interpretation that became operative when CME Holdings completed its acquisition of CBOT before final SEC action on CBOE rule filing SR-CBOE-2006-106, CBOE temporarily extended the membership status of persons who were CBOE members pursuant to the exercise right at specified times just before that acquisition. SR-CBOE-2006-106 set forth CBOE's interpretation that there would no longer be CBOT members who qualify to become and remain exercise members of CBOE upon the consummation of the CME acquisition. In order to retain a temporary CBOE membership status in good standing until the SEC took final action on SR-CBOE-2006-106, which the SEC approved on January 15, 2008, the temporary member needed to pay all applicable fees, dues, assessments and other charges and also needed to pay a monthly access fee to CBOE. The monthly access fee during 2007 was based on recent CBOT lease rates and became effective September 1, 2007. Beginning in February of 2008, the monthly access fee was based on recent CBOE lease rates rather than CBOT lease rates. The monthly access fees have been held in an interest-bearing escrow account maintained by CBOE, pending the final outcome of legal matters. As of December 31, 2008 and 2007, the access fees escrow account balance was $26.2 million and $4.2 million, respectively, including interest. This amount is included in deferred revenue pending final approval of the Settlement Agreement.

A fixed transaction fee program was in effect for the period October 1, 2004 through December 31, 2006. Under the 2006 program, DPMs , electronic DPMs ("eDPMs"), and Remote Market Makers ("RMMs") could elect to pay a fixed annual fee instead of being assessed transaction fees on a per contract basis for their DPM, eDPM, and RMM transactions in equity option classes. Six DPMs participated in the 2006 fixed fee program. The prepayment of the 2006 transaction fees totaled $13.5 million during the first quarter of 2006. This amount was amortized and recorded as transaction fee revenue during 2006.

During 2007, a liquidity provider transaction fee sliding scale was implemented, which replaced a fixed fee transaction fee program. Liquidity providers were required to prepay an entire year of transaction fees for the first two levels of the sliding scale in order to be eligible to participate in reduced fees assessed to contract volume above 1.0 million per month. The prepayment of the 2008 and 2007 transaction fees totaled $36.1 million and $27.1 million, respectively. These amounts were amortized and recorded as transaction fee revenue during 2008 and 2007. Prior to July 2008, annual regulatory fees collected in December of each year were accrued and amortized over the twelve-month period of July through June. This amortization period was elected to align with regulatory services rendered over this period. Funds collected in the year ended December 2007 amounted to $8.8 million. The amount included in deferred revenue at December 31, 2007 was $4.4 million. There were no regulatory fees included in deferred revenue as of December 31, 2008. Effective January 2009, CBOE replaced its registered representative regulatory fee with an options regulatory transaction fee.

31 CBOE 2008

32 CBOE 2008 11. PURCHASE OF CBOT EXERCISE RIGHT PRIVILEGES On April 26, 2005, CBOE initiated a purchase offer for a significant number of CBOT exercise right privileges. The exercise right privilege is a separately transferable interest representing the exercise right component of a CBOT Full Membership. The exercise right refers to the right of all CBOT Full Members to become CBOE members without the need to purchase an Exchange membership. At the time of the purchase offer, in order to utilize the exercise right, the holder of an exercise right privilege also was required to hold all other rights and privileges represented by a CBOT Full Membership (including the interests issued in exchange for CBOT full memberships in the corporate restructuring of CBOT implemented effective April 22, 2005). The purchase offer was made in order to give regular members of the Exchange a greater interest in and control over CBOE, to limit the number of members able to have access to CBOE, and to provide CBOE with more flexibility in managing its affairs. In May and June 2005, a total of 69 exercise right privileges were purchased at a price of $100,000 per right. In August 2006, one exercise right was purchased at a price of $135,000. In February 2007, one exercise right was purchased at a price of $127,000. 12. SENIOR UNSECURED CREDIT FACILITY On December 23, 2008, CBOE entered into a senior credit facility with three financial institutions. The credit agreement is a three-year revolving credit facility of up to $150 million and expires on December 23, 2011. Extension of credit under this facility is contingent upon the final, non-appealable resolution of the Settlement Agreement. As part of the Settlement Agreement (See Note 4), CBOE will be required to pay qualifying class members $300 million in cash upon the completion of the restructuring transaction. CBOE secured this line of credit to ensure that it had adequate funds available to meet this obligation. The proceeds can also be used for general corporate purposes. The company may, at its option, so long as no default is continuing, increase the facility an additional $100 million up to $250 million with the consent of the participating financial institutions. As of December 31, 2008, there were no borrowings against the credit facility. Under the terms of the credit agreement, there are two financial covenants with which CBOE must comply. The consolidated leverage ratio at any time during any period of four fiscal quarters must be greater than 1.5 to 1.0 and the consolidated interest coverage ratio as of the end of any fiscal quarter must not be less than 5.0 to 1.0. CBOE is in compliance with all covenants as of December 31, 2008. CBOE pays a commitment fee on the unused portion of the facility. In 2008, the commitment fee rate was 0.375%. The commitment fee and interest rate have two pricing levels based on the company’s consolidated leverage ratio. At its option, CBOE may borrow under the facility at either (1) LIBOR plus an applicable margin of 1.5% or 2.0% as determined in accordance with a leverage-based threshold or (2) a base rate, defined as the highest of (a) the Bank of America prime rate, (b) the federal funds rate plus 0.50% or (c) the one-month LIBOR rate plus 0.50%, plus the applicable margin rate. In accordance with the leverage-based threshold, the commitment fee increases to 0.50% if CBOE’s consolidated leverage ratio exceeds 1.0. 13. SUBSEQUENT EVENTS On March 18, 2009, CBOE exercised its last put right under the TORA with NSX. CBOE surrendered 19,656 shares of Class B common stock resulting in a payment to CBOE of $1.5 million. CBOE no longer owns any Class B common shares, but continues to own 8,424 Class A common shares in NSX Holdings. CBOE no longer has a representative on the NSX board. 14. PROPOSED RESTRUCTURING TRANSACTION In response to the many changes that have taken place in U.S. options exchanges and other securities markets in recent years, the Board of Directors of CBOE unanimously concluded that it would be in the best interest of CBOE and its members for CBOE to change its organizational structure from a non-stock corporation owned by its members to become a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc. (“CBOE Holdings”), organized as a stock corporation owned by its stockholders. This type of organizational restructuring is sometimes referred to as a “demutualization” transaction. Having changed our focus to that of a for-profit business beginning in 2006, the board determined that both our corporate and governance structures should be altered to follow suit and be more like that of other for-profit businesses. We believe these changes will provide us with greater flexibility to respond to the demands of a rapidly changing regulatory and business environment. In addition, by being structured as a stock corporation, we will be able to pursue opportunities to engage in business combinations and joint ventures with other organizations and to access capital markets in ways that are not available to us as a non-stock membership corporation. On February 9, 2007, CBOE filed an S-4 Registration Statement with the SEC setting forth the details of CBOE’s proposed demutualization. Amendment No. 1, No. 2 and No. 3 to the S-4 were filed on May 11, 2007, May 9, 2008 and November 19, 2008, respectively. In the proposed restructuring transaction, memberships in CBOE will be exchanged for shares of common stock of the new holding company. Following the restructuring transaction, CBOE will become a wholly-owned subsidiary of CBOE Holdings, the newly formed holding company. CBOE Holdings common stock issued in the restructuring transaction will not provide its holders with physical or electronic access to CBOE’s trading facilities. Following the restructuring transaction, physical and electronic access to CBOE’s trading facilities, subject to such limitations and requirements as may be specified in the rules of CBOE, will be available to individuals and organizations that have obtained a trading permit from CBOE. Revenue from access is proposed to be retained by CBOE. Completion of the restructuring transactions is subject to a number of conditions, including membership approval. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33 CBOE 2008 To the Board of Directors and Members of Chicago Board Options Exchange, Incorporated and Subsidiaries Chicago, Illinois We have audited the accompanying consolidated balance sheets of Chicago Board Options Exchange, Incorporated and Subsidiaries (the “Exchange”) as of December 31, 2008 and 2007, and the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Exchange’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Exchange is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Exchange as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Chicago, Illinois March 27, 2009 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Office of the Chairman



William J. Brodsky
Chairman of the Board and Chief Executive Officer



Edward J. Joyce
President and Chief Operating Officer



Edward T. Tilly
Executive Vice Chairman



Bradley G. Griffith
Vice Chairman

2008 Board of Directors



Robert J. Birnbaum
Public Director

Former President
New York Stock Exchange
American Stock Exchange



James R. Boris
Public Director
Lead Director

Retired Chairman and Chief Executive Officer
EVEREN Securities, Inc.



Mark F. Duffy
Floor Director

Managing Member
Cornerstone Trading, LLC

General Partner
Fugue



David A. Fisher
Off-Floor Director

Chief Executive Officer
optionsXpress Holdings, Inc.

Chairman of the Board
optionsXpress, Inc.



Janet P. Froetscher
Public Director

President and Chief Executive Officer
National Safety Council



Paul Kepes
At-Large Director

Managing Director
CTC, LLC



Stuart J. Kipnes
At-Large Director

President
Associated Options, Inc.



Duane R. Kullberg
Public Director

Former Chief Executive Officer, 1980-1989
Arthur Andersen & Co., S.C.



Benjamin R. Londergan
Floor Director

Chief Executive Officer
Group One Trading, LP

34 CBOE 2008

R. Eden Martin
Public Director
Of Counsel
Sidley Austin LLP
President
The Commercial Club
of Chicago



Anthony D. McCormick
Off-Floor Director
Vice President
Equities and Options
Charles Schwab & Co., Inc.



Kevin L. Murphy
Off-Floor Director
Managing Director
Head of U.S. Broker Dealer
Sales
Citigroup Global Markets, Inc.



Roderick Palmore
Public Director
Executive Vice President,
General Counsel and
Chief Compliance and Risk
Management Officer
General Mills



Susan M. Phillips
Public Director
Former Governor
Federal Reserve Board
Dean
School of Business and
Public Management
The George Washington
University



William R. Power
Lessor Director
Member
Chicago Board Options
Exchange



Samuel K. Skinner
Public Director
Former Chairman of the Board
USF Corporation
Former Chief of Staff and
Former U.S. Secretary of
Transportation
Under President
George H.W. Bush



John E. Smollen
Floor Director
Managing Director
Goldman Sachs & Co.



Carole E. Stone
Public Director
Former Director
New York State
Division of the Budget



Howard L. Stone
Public Director
Retired Senior Managing
Director
American Express Tax and
Business Services



Eugene S. Sunshine
Public Director
Senior Vice President
Business and Finance
Northwestern University



Jonathan B. Werts
Off-Floor Director
Managing Director
Merrill Lynch, Pierce, Fenner &
Smith Inc.

35 CBOE 2008

36 CBOE 2008 Standing Committees of the Board Advisory/Managing Directors Committee Audit Committee R. Eden Martin Chair James R. Boris* David A. Fisher Duane R. Kullberg Roderick Palmore Carole E. Stone Compensation Committee Eugene S. Sunshine Chair James R. Boris Bradley G. Griffith R. Eden Martin Anthony D. McCormick William R. Power Executive Committee William J. Brodsky Chair Robert J. Birnbaum James R. Boris Mark F. Duffy Bradley G. Griffith Stuart J. Kipnes R. Eden Martin Eugene S. Sunshine Jonathan B. Werts Floor Directors Committee Bradley G. Griffith Chair Mark F. Duffy Paul Kepes Stuart J. Kipnes Benjamin R. Londergan William R. Power** John E. Smollen Governance Committee Janet P. Froetscher Chair Robert J. Birnbaum James R. Boris Paul Kepes Benjamin R. Londergan Kevin L. Murphy William R. Power Samuel K. Skinner John E. Smollen Howard L. Stone Regulatory Oversight Committee Susan M. Phillips Chair Robert J. Birnbaum James R. Boris* Roderick Palmore Samuel K. Skinner Howard L. Stone Special Committee of Independent Directors R. Eden Martin Chair James R. Boris Duane R. Kullberg Eugene S. Sunshine *Ex Officio Non-Voting Member as Lead Director **Non-Voting Member Joseph Bile Oppenheimer & Co., Inc. Peter Bottini optionsXpress Holdings, Inc. Jack Boyle Penson Financial Services, Inc. James Boyle UBS Securities, LLC Jeffrey Capretta JPMorgan Chase & Co. Patrick Carroll Compass Execution Services Brian Falls Scottrade, Inc. Richard Gueren Morgan Stanley & Co., Incorporated Jay Hanlon Merrill Lynch Professional Michael Juneman Citadel Investment Group, LLC Ronald Kessler A.G. Edwards & Sons, Inc. Andy Kolinsky Citadel Execution Services, LLC Christopher Larkin E*Trade Securities, LLC Edward Lynn UBS Financial Services, Inc. Anthony McCormick Charles Schwab & Co., Inc. William McGowan Interactive Brokers LLC Andrew McLeod Equitec Group, LLC Kurt Muller National Financial Services, LLC Kevin Murphy Citigroup Global Markets, Inc. Phillip Muscarella Pershing LLC Christopher Nagy Ameritrade/Advanced Clearing John O’Donnell RBC Dain Rauscher Christopher Sandel TradeKing Joseph Sellitto Susquehanna International Group Scott Spears Wachovia Securities, LLC Joseph Valenza Lehman Brothers, Inc. Jonathan Werts Merrill Lynch, Pierce, Fenner & Smith Inc. J.P. Xenakis Goldman Sachs & Co.

37 CBOE 2008 Committees of the Membership

Appeals Committee

Patrick J. McDermott

Chair

B. Michael Kelly

Vice Chair

Alexander M. Ackerhalt

Thomas R. Beehler

Henry Y. Choi

David J. Drummond

Douglas H. Edelman

Joseph A. Frehr

Patrick V. Gleason

Ann Grady

Allen D. Greenberg

Mark M. Grywacheski

Andrew B. Hardy

Andrew J. Hodgman

Paul J. Jiganti

Richard J. Kevin

Michael T. Lyons

Larry D. Mertz

John V. Nash

John B. Niemann

Daniel J. O’Shea

Douglas W. Prskalo

James P. Rouzan

J. David Short

Antanas Siurna

John Paul Stowick

Joseph P. Sullivan, III

Trevor Wenberg

Arbitration Committee

Thomas R. Beehler

Chair

Alexander M. Ackerhalt

Daniel Baldwin

Henry Y. Choi

Terrence E. Cullen

Stephen P. Donahue

Douglas C. Draeger

David J. Drummond

Douglas H. Edelman

Brian H. Egert

Mark R. Fluger

Ann Grady

Emily Grandt

Allen D. Greenberg

Mark M. Grywacheski

Thomas P. Halliday

Thomas A. Hamilton

Michael P. Held

Andrew J. Hodgman

Paul J. Jiganti

Joseph G. Kinahan

John A. Koltes

Kevin Lawless

Craig R. Luce

Patrick J. McDermott

Edward P. McFadden, III

Brock R. McNerney

Brian L. Meister

Thomas J. Mitchell

Joseph D. Mueller

Daniel W. Murphy

James A. Myers, Jr.

John V. Nash

Sondra Rabin

Duncan W. Robinson

James P. Rouzan

Bill Shimanek

Thomas E. Stern

Kevin S. Sullivan

Fred Teichert

Business Conduct Committee

Bruce I. Andrews

Chair

John P. Brown

Marc A. Brown

Richard A. Bruder

Steven M. Chilow John M. Conway Douglas H. Edelman John Felber Philip N. Hablutzel John J. Kaminsky Edward F. Kelly Wendy A. Massa Scott K. Shaw Margaret E. Wiermanski Election Committee Joanne Moffic-Silver Chair Jaime Galvan Stanley E. Leimer Equity Options Procedure Committee Stuart J. Kipnes Chair Daniel P. Carver Stephen M. Dillinger William J. Ellington Elizabeth Esposito Richard W. Fuller, Jr. Sean W. Haggerty Timothy Hender Eric J. Henschel Frank A. Hirsch Eric J. Levine William P. Lynn David F. Miller, Jr. Benjamin E. Parker Ethan H. Schwartz Eileen Smith Adam R. Walls Financial Planning Committee Bradley G. Griffith Chair Alan J. Dean Mark F. Duffy Paul Kepes Stuart J. Kipnes Benjamin R. Londergan William R. Power John E. Smollen Floor Officials Committee Raymond P. Dempsey Chair George F. Stafford, Jr. Vice Chair Patricia Bachman Michael J. Bartholomew John F. Burnside Patrick J. Caffrey James D. Coughlan Robert B. Duddy Thomas G. Foertsch Jeffery Fried Richard W. Fuller, Jr. Michael J. Hayes Robert A. Hocking Craig R. Johnson John T. Kark Aaron T. Leider Thomas McEntegart Sean P. Moran Burt J. Robinson Robert J. Zaremba Index Options Procedure Committee Benjamin R. Londergan Chair Richard E. Tobin Vice Chair Salvator J. Aiello Eoin T. Callery James D. Coughlan David J. Drummond Timothy P. Feeney Matthew J. Filpovich Howard D. Gillman Peter J. Heinz, Jr. Eric F. Jacobson Michael T. Juneman James W. Lynch Richard T. Marneris Timothy S. McGugan Brian L. Meister Anthony Montesano Terrence J. Moran Christopher Nevins Michael S. Sours Scott F. Tinervia Lessors Committee William R. Power Chair Brendan T.N. Caldwell Steve Fanady Victor C. Faraci James P. Fitzgibbons Ruth I. Kahn Jeffrey T. Kaufmann Jeffrey S. Kirsch Richard A. Lund Martin P. O’Connell Michael J. Post Alan E. Ray Robert Silverstein J. Will Vicars Gary Weber Market Quality and Allocation Committee John E. Smollen Chair Paul Kepes Vice Chair Anthony J. Carone John J. Colletti Raymond P. Dempsey Richard S. Dooley James P. Fitzgibbons Joseph A. Frehr Patrick V. Gleason Michael T. Juneman I. Patrick Kernan Peter T. Lawler Aaron T. Leider Benjamin R. Londergan Andrew B. Lowenthal Daniel C. Mandernach Sean P. Moran Kenneth D. Mueller Daniel O’Grady John P. O’Grady Joseph P. Perona Matthew W. Scott Membership Committee Mary Rita Ryder Chair Matthew J. Filpovich Robert B. Gianone Michael J. Guzy, Jr. John J. Kaminsky Stanley E. Leimer Leonard T. Musielak Steven Padley Stuart D. Saltzberg Thomas E. Stern Robert J. Wasserman Nominating Committee David F. Miller, Jr. Chair Richard W. Fuller, Jr. J. Douglas Gray Sean W. Haggerty Robert A. Hocking Jeffrey S. Kirsch Aaron T. Leider Martin P. O’Connell Joseph P. Perona Pamela Strobel Product Development Committee Anthony J. Carone Chair Joel Blom Eric H. Chern Boris Furman Hector Godinez R. Anderson Groover Jeffrey J. Kupets Joseph Levin Richard A. Lund Israel “Izzy” Nelken Martin P. O’Connell Melanie Rubino Dominic J. Salvino Ilan J. Shalit

38 CBOE 2008 CBOE Stock Exchange (CBSX) Clearing Member Firms CBOE Futures Exchange (CFE) Clearing Member Firms Assent LLC Automated Trading Desk Financial Services, LLC Banc of America Securities LLC Barclays Capital, Inc. BNP Paribas Securities Corp. Charles Schwab & Co., Inc. CIBC World Markets Corp. Citadel Derivatives Group, LLC Citadel Trading Group, LLC Citigroup Global Markets, Inc. Compass Professional Services LLC Credit Suisse Securities (USA) LLC Daiwa Securities America Inc. Deutsche Bank Securities Inc. Electronic Brokerage Systems, LLC First Clearing, LLC Fortis Clearing Americas, LLC Goldman Sachs & Co. Goldman Sachs Execution & Clearing LP HSBC Securities (USA) Inc. Interactive Brokers LLC J.J.B. Hilliard, W.L. Lyons, Inc. JPMorgan Clearing Corp. JPMorgan Securities, Inc. Lakeshore Securities, LP Lek Securities Corporation LiquidPoint, LLC Merrill Lynch, Pierce, Fenner & Smith/Broadcort Execution Services Merrill Lynch, Pierce, Fenner & Smith Inc. Merrill Lynch Professional Clearing Corp. MF Global Inc. Morgan Stanley & Co., Incorporated National Financial Services, LLC Newedge USA, LLC Octeg, LLC Oppenheimer & Co. Inc. optionsXpress, Inc. Penson Financial Services, Inc. Pershing LLC Raymond James & Associates, Inc. RBC Capital Markets Corporation Ridge Clearing & Outsourcing Solutions, Inc. Robert W. Baird & Co. Incorporated SG Americas Securities, LLC Stephens Inc. Stifel, Nicolaus & Company, Incorporated Timber Hill LLC TradeLink LLC Tradestation Securities, Inc. UBS Financial Services, Inc. UBS Securities, LLC Vision Financial Markets, LLC Ziv Investment Company Archipelago Securities LLC Assent LLC Banc of America Securities LLC Barclays Capital, Inc. BNP Paribas Securities Corp. BNY ConvergEx Execution Solutions LLC Calyon Securities (USA) Inc. Charles Schwab & Co., Inc. CIBC World Markets Corp. Citadel Trading Group, LLC Citigroup Global Markets, Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. E*Trade Capital Markets, LLC Electronic Brokerage Systems, LLC Electronic Transaction Clearing, Inc. Essex Radez LLC First Clearing, LLC Fortis Clearing Americas, LLC Goldman Sachs & Co. Goldman Sachs Execution & Clearing LP HSBC Securities (USA) Inc. ICAP Corporates, LLC Instinet, LLC Interactive Brokers LLC ITG Inc. Jefferies Execution Services, Inc. JPMorgan Clearing Corp. JPMorgan Securities, Inc. LavaFlow, Inc. Lek Securities Corporation Merrill Lynch, Pierce, Fenner & Smith Inc. Merrill Lynch Professional Clearing Corp. MF Global Inc. Morgan Stanley & Co., Incorporated Nasdaq Execution Services, LLC National Financial Services, LLC Newedge USA, LLC Oppenheimer & Co. Inc. optionsXpress, Inc. Penson Financial Services, Inc. Pershing LLC RBC Capital Markets Corporation Ridge Clearing & Outsourcing Solutions, Inc. Sanford C. Bernstein & Co., LLC SG Americas Securities, LLC Southwest Securities, Inc. Stifel, Nicolaus & Company, Incorporated Terra Nova Financial, LLC Timber Hill LLC UBS Financial Services, Inc. UBS Securities, LLC Wachovia Capital Markets, LLC Wachovia Securities, LLC Wedbush Morgan Securities, Inc. Banc of America Securities LLC Barclays Capital, Inc. BNP Paribas Securities Corp. Citigroup Global Markets, Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Electronic Brokerage Systems, LLC Fortis Clearing Americas, LLC Goldman Sachs & Co. Goldman Sachs Execution & Clearing LP Interactive Brokers LLC JPMorgan Clearing Corp. JPMorgan Futures, Inc. Lek Securities Corporation Merrill Lynch, Pierce, Fenner & Smith Inc. Merrill Lynch Professional Clearing Corp. MF Global Inc. Morgan Stanley & Co., Incorporated Newedge USA, LLC Prudential Bache Commodities, LLC RBC Capital Markets Corporation Timber Hill LLC TradeLink LLC UBS Securities, LLC Vision Financial Markets, LLC CBOE Clearing Member Firms

39 CBOE 2008 CBOE Stock Exchange (CBSX) 2008 Board of Directors CBOE Futures Exchange (CFE) 2008 Board of Directors Edward L. Provost Executive Vice President Chicago Board Options Exchange Chairman of the Board CBOE Stock Exchange (CBSX) William J. (Chip) Burke III Chief Operating Officer LaBranche & Co., Inc. William J. Brodsky Chairman and Chief Executive Officer Chicago Board Options Exchange Chairman of the Board CBOE Futures Exchange Lawrence J. Blum Lessor Member Chicago Board Options Exchange James P. Fitzgibbons Director Susquehanna International Group, LLC Bradley G. Griffith Vice Chairman Chicago Board Options Exchange David F. Harris Chief Executive Officer CBOE Stock Exchange (CBSX) Gerald T. O’Connell Executive Vice President and Chief Information Officer Chicago Board Options Exchange Jeffrey L. Shaw Vice President – Head of Trading Timber Hill LLC Edward T. Tilly Executive Vice Chairman Chicago Board Options Exchange William P. White Managing Director – Equities Division Barclays Capital Michael Gorham Professor of Finance Illinois Institute of Technology Former Director Division of Market Oversight Commodity Futures Trading Commission Bradley G. Griffith Vice Chairman Chicago Board Options Exchange Vice Chairman CBOE Futures Exchange Edward J. Joyce President and Chief Operating Officer Chicago Board Options Exchange President CBOE Futures Exchange Thomas Kloet Senior Executive Vice President and Chief Operating Officer Newedge USA, LLC (served January through June) Gerald T. McNulty Managing Director Merrill Lynch, Pierce, Fenner & Smith Inc. Susan M. Phillips Dean and Professor of Finance School of Business and Public Management The George Washington University Former Chairman Commodity Futures Trading Commission

40 CBOE 2008 Executive Officers and Staff Officials Executive William J. Brodsky Chairman and Chief Executive Officer Edward J. Joyce President and Chief Operating Officer Edward T. Tilly Executive Vice Chairman Bradley G. Griffith Vice Chairman Business Development Edward L. Provost Executive Vice President Thomas A. Brady Vice President Member Trading Services Cynthia Elsener Vice President Internet Marketing Matthew T. Moran Vice President Institutional Marketing Debra L. Peters Vice President The Options Institute CBOE Futures Exchange Andrew B. Lowenthal Managing Director CBOE Futures Exchange Vice President Business Development, CBOE CBOE Stock Exchange David F. Harris Chief Executive Officer Corporate Communications Carol E. Kennedy Vice President Corporate Planning and Research Richard G. DuFour Executive Vice President Eric Frait Vice President Strategic Planning Joseph Levin Vice President Research and Product Development Finance and Administration Alan J. Dean Executive Vice President and Chief Financial Officer LuAnn O’Shea Vice President Facilities Donald R. Patton Controller and Vice President Accounting James P. Roche Vice President Market Data Services Deborah Woods Vice President Human Resources Legal Joanne Moffic-Silver Executive Vice President, General Counsel and Corporate Secretary Arthur B. Reinstein Deputy General Counsel J. Patrick Sexton Associate General Counsel Regulatory Services Patrick Fay Senior Vice President Member and Regulatory Services Timothy H. Thompson Senior Vice President and Chief Regulatory Officer Lawrence J. Bresnahan Vice President Member Firm Regulation Daniel R. Hustad Vice President Market Quality Assurance and DPM Administration Margaret E. Williams Vice President Regulatory Services Division Systems Gerald T. O’Connell Executive Vice President and Chief Information Officer Mark S. Novak Vice President and Chief Technology Officer Systems Development Roberta J. Piwnicki Vice President Systems Development Gautam Roy Vice President Systems Software Curt Schumacher Vice President and Chief Technology Officer Systems Operations Trading Operations Philip M. Slocum Executive Vice President John T. Johnston Vice President Execution and Reporting Services Thomas P. Knorring Vice President Trade Processing Anthony Montesano Vice President Trading Systems Development Michael Todorofsky Vice President Market Operations Timothy T. Watkins Vice President Trading Systems Development

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s website, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement. CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, VIX®, OEX®, LEAPS®, FLEX® and The Options Institute® are registered trademarks, and BuyWriteSM, C2SM, CBOE Futures ExchangeSM, DJXSM, SPXSM, BXMSM, OVXSM, GVZSM, and EVZSM are servicemarks of Chicago Board Options Exchange, Incorporated. Dow Jones® and DJIA® are registered trademarks, and Dow Jones Industrial AverageSM is a servicemark of Dow Jones & Company, Inc., and have been licensed for certain purposes by Chicago Board Options Exchange, Incorporated. Options based on Dow Jones Indexes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such products. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated. S&P makes no recommendations concerning the advisability of investing in SPDRs. Neither S&P nor its index compilation agent makes any recommendation concerning the advisability of investing in options on SPDRs. Other names, logos, designs, titles, words or phrases in this publication may constitute trademarks, servicemarks, or trade names of Chicago Board Options Exchange, Incorporated or other entities and which may be registered in certain jurisdictions. ©2009 Chicago Board Options Exchange, Incorporated. All rights reserved. Printed in the USA. Design: Liska+Associates Photography: Tom Maday, Steve Liska, David Banks Printing: Yorke Printe Shoppe, Inc.

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